

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2022

Environmental Impact Acquisition Corp.
535 Madison Avenue
New York, NY 10022

Re: Environmental Impact Acquisition Corp.
Form S-4
Exhibit Nos. 10.22, 10.23, 10.24 and 10.30
Filed October 19, 2021
File No. 333-259375

Dear Mr. Coyne:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance